Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,
	2010	2009
	(000’s)	(000’s)
Earnings:
Income (loss) from continuing operations attributable to MDC Partners Inc.	$(15,344)	$468
Additions:
Income tax expense	801	2,223
Noncontrolling interest in income of consolidated subsidiaries	2,954	1,365
Fixed charges, as shown below	18,182	10,245
Distributions received from equity-method investees	7	—
	21,944	13,833
Subtractions:
Equity in income (loss) of investees	(143)	198
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	(143)	198

Earnings as adjusted	$6,743	$14,103
Fixed charges:
Interest on indebtedness, expensed or capitalized	14,591	6,823
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	862	661
Interest within rent expense	2,729	2,761
Total fixed charges	$18,182	$10,245
Ratio of earnings to fixed charges	N/A	1.38
Fixed charge deficiency	11,439	N/A